# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARROWHEAD PHARMACEUTICALS, INC., CIK 0000879407
CUSIP: 04280A100
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Address of issuer's principal executive offices: 177 E COLORADO BLVD, Suite 700, Pasadena, California (CA), 91105
Date of event which requires filing of this statement: 08/13/2025
Filed by CIK 0000873303
Persons authorized to receive notices and communications: Cristin Rothfuss, 215 First Street, Cambridge, Massachusetts (MA), 02142, (617) 274-4000

## Reporting persons
- Sarepta Therapeutics, Inc. (CIK 0000873303): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sarepta Therapeutics Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share (the "Common Stock")
Name of issuer: ARROWHEAD PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 177 E COLORADO BLVD, Suite 700, Pasadena, California (CA), 91105
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D (the "Original Schedule 13D") filed on February 14, 2025. Items 4, 5, 6 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following:

On August 13, 2025, Sarepta Investments sold 9,265,312 shares of the Issuer's Common Stock at a price of $18.79 per share in a privately negotiated block trade pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Secondary Sale").

Also on August 13, 2025, concurrently with the Secondary Sale, Sarepta, Sarepta Investments and the Issuer entered into a Letter Agreement (the "Letter Agreement") pursuant to which the Issuer agreed to redeem and acquire from Sarepta Investments 2,660,989 shares of the Issuer's Common Stock (the "Redemption") in satisfaction of the obligation of Sarepta to pay the Issuer $49,999,983.31 of the DM1 First Development Milestone Payment (as such term is defined in Section 8.3.1(a)(i) of the Collaboration Agreement).

The foregoing description of the Letter Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.5 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

On the date of this Amendment, the Reporting Persons beneficially own 0 shares of Common Stock, representing 0.0% of the Issuer's Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: Other than the sale of 9,265,312 shares of the Issuer's Common Stock pursuant to the Secondary Sale and 2,660,989 shares of the Issuer's Common Stock pursuant to the Redemption, in each case, at a price of $18.79 per share, as further described in Item 4, there have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of the Issuer's Common Stock as of August 13, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated in its entirety as follows:

Except as disclosed in the Original Schedule 13D and in Item 4 of this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which any Reporting Person is a party with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to include the following exhibit:

Exhibit 99.5 Letter Agreement, dated as of August 13, 2025 among Arrowhead Pharmaceuticals, Inc., Sarepta Therapeutics, Inc. and Sarepta Therapeutics Investments, Inc.

## Signatures
- Sarepta Therapeutics, Inc.: /s/ Ryan Wong, Ryan Wong, Executive Vice President, Chief Financial Officer (08/15/2025)
- Sarepta Therapeutics Investments, Inc.: /s/ Joe Bratica, Joe Bratica, President (08/15/2025)